NEWS
RELEASE                                                    FOR IMMEDIATE RELEASE


                FUNDTECH EXPANDS GLOBALLY WITH TWO ACQUISITIONS.

             CashTech of India and Datasphere of Switzerland expand
                 product lines and add new geographic coverage.

JERSEY CITY, NJ, OCTOBER 28, 2004 -- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of financial services technology, today announced the signing of a definitive agreement to acquire CashTech Solutions India Pvt. Ltd., a provider of cash management and electronic banking software located in Pune, India.

Under the terms of the definitive agreement, Fundtech will pay $2.9 million in cash at the closing and an additional $0.4 million in cash within 180 days of the closing. An additional amount of up to $3.7 million in cash will be paid over the next three years, contingent upon the financial performance of CashTech. The transaction is expected to close within two weeks.

Reuven Ben Menachem, CEO of Fundtech, said, "The acquisition of CashTech will enhance Fundtech's capabilities and help us reach our long-term goal of becoming a global powerhouse in financial technology. This transaction will expand our product lines, broaden our geographic coverage, deepen our management resources and add a large pool of software developers with deep domain knowledge. We welcome CashTech's employees and their clients into the Fundtech family and look forward to our mutual success."

R.N. Iyer, CEO of CashTech, commented, "We are delighted to become part of Fundtech. The companies have complementary products and distribution capabilities, and share a strong entrepreneurial spirit and a passion for excellence. Our employees will share in new opportunities and our clients will benefit from the strong domain leadership of the combined entity."

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Fundtech expects the transaction to be neutral-to-slightly-accretive to adjusted earnings per diluted share in 2005, excluding non-cash charges to amortize certain acquired intangible assets. CashTech reported revenues of $3.4 million for the twelve month period ending September 30, 2004. Assuming the transaction closes by November 5, 2004, for the fourth quarter of 2004 we expect CashTech to increase Fundtech's consolidated revenues by $500-$600 thousand, and have no impact on income before amortization of intangibles. We expect amortization of intangibles to increase by $200 to $400 thousand on an annual basis.

CashTech is the leading provider of cash management software throughout Asia, with more than 50 clients in the region. The company has won awards for their cash management software from prestigious industry publications such as Euromoney in 2004 and The Banker in 2003. CashTech's products are targeted to large banks that seek highly customized applications and prefer a component-based approach in order to integrate with their complex infrastructure. CashTech employs 170 people in their Pune headquarters and has sales offices in Singapore and Tokyo.

Fundtech is a leading provider of cash management systems in the US market with hundreds of clients, and is the winner of The Banker's 2004 Technology Award for Best Cash Management system. Fundtech will benefit from the CashTech acquisition by expanding its cash management product line, expanding its distribution network for all its products throughout Asia, deepening its management resources and adding a large pool of software developers with deep domain knowledge.

As previously announced in the Company's third quarter earnings release, Fundtech's Swiss subsidiary, bbp, announced the acquisition of Datasphere, a provider of interbank clearing and securities settlement systems in Europe with a client base of more than 70 financial institutions. Datasphere, based in Geneva, Switzerland, offers products for SWIFT, Swiss Franc clearing (SIC) and electronic securities clearing (SECOM).

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As the operator of the world's largest SWIFTNet  service bureau,  bbp expects to realize numerous synergies with Datasphere. The companies have complementary geographic coverage in European markets; provide complementary hardware platform technologies; and expect to combine their product offerings to create unmatched breadth and depth.

ABOUT FUNDTECH

Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's products are designed to increase efficiency while enabling banks to better serve their corporate clients. Fundtech operates the world's largest SWIFTNet service bureau through its Swiss subsidiary bbp; and the Company is the leading developer of CLS systems having been selected by 20 of the CLS Settlement Members Banks. Fundtech was established in 1993 and is a public company listed on the NASDAQ and the Tel Aviv Stock exchange.

FORWARD LOOKING STATEMENTS:

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of Fundtech to achieve expected synergies with CashTech, failure of Fundtech to achieve expected synergies with Datasphere; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2003. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release or to reflect the occurrence of unanticipated events.

FUNDTECH CONTACTS:
Public Relations:
George Ravich - CMO
georger@fundtech.com

Investor Relations:
Yoram Bibring - CFO
yoramb@fundtech.com
(201) 946-1100